Exhibit 99.1

INSIGHTEC SIGNED AN AGREEMENT WITH AN INVESTOR WHO WILL INVEST UP

TO USD150 MILLION IN INSIGHTEC

Tel Aviv, Israel, December 14, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that InSightec Ltd. (“Insightec”), has signed a Share Purchase Agreement with Koch Disruptive Technologies (a subsidiary of Koch Industries, Inc.) (“Koch Disruptive Technologies”), pursuant to which Koch Disruptive Technologies together with other investors (the “Additional Investors”) will invest in Insightec a total amount of between US$75 million and US$150 million, in consideration for the issuance of a new series of preferred stock of Insightec (the “Transaction”).

The main terms of the Transaction are as follows:

1.	At the initial closing of the Transaction, Koch Disruptive Technologies shall purchase new Series E Preferred Shares of Insightec (the “Preferred Stock”) in consideration for a total amount of USD75 million. The Preferred Stock will represent, immediately following the issuance, approximately 17% of the outstanding share capital (14% on a fully-diluted basis) of Insightec. The initial closing is scheduled to be held, subject to fulfilment of all conditions precedent described in Section 6 below, no later than January 31, 2018.

2.	The transaction documents grant Koch Disruptive Technologies and the Additional Investors (some of which are existing shareholders of Insightec) the right to invest in additional closings (to be held by no later than January 31, 2018) an additional amount of up to USD75 million in consideration for the issuance of additional Preferred Stock, provided that Koch Disruptive Technologies will hold at least 66% of the Preferred Stock after each closing.

3.	The Transaction reflects a pre money valuation for Insightec of approximately USD460 million (on a fully-diluted basis).

4.	Holders of Preferred Stock shall have preferred rights in the event of a dividend distribution and certain material events as set forth in the transaction documents.

5.	The transaction documents also set forth the rights of Koch Disruptive Technologies and other major shareholders of Insightec (in an amended Securityholders Agreement and amended Articles of Association), including, that following the consummation of the Transaction, Insightec’s board of directors shall consist of a maximum of nine (9) board members. Each of the four major shareholders in Insightec (including Elbit Medical) will be entitled to appoint one director for as long as each of them holds at least 5% of the outstanding share capital of Insightec. The directors appointed by three of the major shareholders (including the one appointed by Elbit Medical) may together appoint up to four (4) additional directors. The CEO of Insightec will also serve as director.

6.	The completion of the Transaction is subject to the terms and conditions stipulated in the transaction documents, including the approvals of the shareholders’ meetings of Insightec. Elbit Medical has undertaken to support the Transaction in Insightec’s shareholders meetings.

7.	Following the consummation of the Transaction, Elbit Medical will hold approximately 26% (22% on a fully-diluted basis) of Insightec’s share capital, assuming a total investment of US $75 million, and 22% (19% on a fully-diluted basis) in the event of an investment of the total amount of US $150 million.

Any forward-looking statements in our releases (including our estimation as to the investment amount and the time line for the closing of the Transaction (if at all)) include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, if the conditions precedent are not met and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2016, under the caption “Risk Factors”. Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

About Elbit Imaging Ltd.

The Company holds approximately 89.6% of Elbit Medical Ltd.’s outstanding share capital (86.6% on a fully diluted basis), which in turn holds currently approximately 31% of the outstanding share capital of Insightec (25% fully diluted basis). Insightec is a private company.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com